SNIPP INTERACTIVE INC.

SNIPP INTERACTIVE INC. HIRES AGENCY EXPERT

JENNIFER MCDAIGLE AS VICE PRESIDENT OF SALES AND CLIENT SERVICES

January 28, 2015

TSX Venture Exchange

Trading Symbol: SPN

BETHESDA, MD -- Snipp Interactive Inc. (“Snipp”), an international provider of mobile marketing solutions listed on the TSX Venture Exchange (Trading Symbol: SPN) is pleased to announce that it has hired Jennifer McDaigle as Vice President of Sales and Client Services.

As VP of Sales and Client Services, Jennifer is responsible for ensuring delivery of highly successful and innovative promotional and loyalty campaigns on a multi-national level at Snipp and will be focusing on the deployment and advancement of Snipp’s newly advanced and incredibly robust loyalty platform for both brands and agencies across existing and new market segments and ensuring continued client satisfaction with Snipp’s solutions.

Jennifer has over 15 years of experience in the sales and marketing services industry, generating aggressive revenues and building compelling campaigns for brands and agencies such as Florida State University, Sprint, Johnson & Johnson, IKEA, Reckitt Benckiser, Match Drive Marketing, The Marketing Arm and more.

Commenting on her new role, Jennifer said “I am thrilled to join Snipp and continue to build upon the proven technological assets the company has developed. What excites me most about Snipp is that the company is in a strong position to truly transform the loyalty experience for both brands and consumers.

Atul Sabharwal, CEO of Snipp noted, "We are very excited and fortunate to have Jennifer join our team. She brings great breadth and depth to Snipp. With extensive agency knowledge of digital media, she is a thought of leader in shopper marketing and mobile, and understands the needs of blue-chip clients in this dynamic and rapidly growing space.”

Snipp also announces the grant of 250,000 stock options awarded to Jennifer McDaigle in conjunction with her appointment as Vice President of Sales and Client Services. The options are to vest one-third in twelve months and then in additional one-third increments every twelve months thereafter until fully vested. The options are to be exercisable at a price of C$0.65 per common share and expire after five years, but are conditionally granted contingent on Snipp obtaining disinterested shareholder approval of a new fixed stock option plan at the company’s next AGM.

Jennifer McDaigle’s appointment as an officer is subject to TSX Venture Exchange approval.

About Snipp Interactive Inc.

Snipp Interactive Inc. (www.snipp.com) builds cross-device shopper marketing solutions for brands to engage and interact with their customers. We provide a full spectrum of services including campaign conceptualization, rules and legal, design, execution, rewards provisioning and fulfillment. We have four main solution sets:

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Mobile Promotions and Contests: A turnkey contesting platform that provides a full range of mobile-based contests, from simple sweepstakes to instant win programs to tiered, multilevel games.

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Purchase Promotions / Receipt Processing: Snipp’s unique SnippCheck mobile receipt processing solution allows brands to execute customized purchase-based promotions. We support any qualification criteria, work across all retailers and all devices.

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Loyalty Programs: Snipp’s white-label loyalty engine allows clients to deploy anything from simple punch-card programs to sophisticated, full-fledged points-based loyalty programs with rewards stores attached.

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Augmented Reality and Apps: Snipp produces cutting edge augmented reality campaigns and apps for leading brands around the world.

Cautionary Note Regarding Forward-Looking Statements

This press release contains forward-looking statements that involve risks and uncertainties, which may cause actual results to differ materially from the statements made. When used in this document, the words "may", "would", "could", "will", "intend", "plan", "anticipate", "believe", "estimate", "expect" and similar expressions are intended to identify forward-looking statements. Such statements reflect our current views with respect to future events and are subject to such risks and uncertainties. Many factors could cause our actual results to differ materially from the statements made, including those factors discussed in filings made by us with the Canadian securities regulatory authorities. Should one or more of these risks and uncertainties, such as changes in demand for and prices for the products of the company or the materials required to produce those products, labor relations problems, currency and interest rate fluctuations, increased competition and general economic and market factors, occur or should assumptions underlying the forward looking statements prove incorrect, actual results may vary materially from those described herein as intended, planned, anticipated, or expected.

We do not intend and do not assume any obligation to update these forward-looking statements, except as required by law. The reader is cautioned not to put undue reliance on such forwardlooking statements.

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

Copyright Snipp Interactive Inc. All rights reserved. All other trademarks and trade names are the property of their respective owners.

FOR FUTHER INFORMATION PLEASE CONTACT:

Press Enquiries

Atul Sabharwal, CEO

Telephone: 415-595-7151

Email: atul@snipp.com

Investor Relations

Jaisun Garcha, CFO

Telephone: 1-888-99-SNIPP

Email: investors@snipp.com